

August 6, 2014

<u>Via E-mail</u>
Jose Montes
Chief Executive Officer
Oaxaca Resources Corp.
Apartado de correos 112
CP 63732, Bucerias,
Nayarit, México

> **Re: Oaxaca Resources Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 25, 2014**
> **File No. 333-196921**

Dear Mr. Montes:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Use of Proceeds, page 10</u>

1. We note that the narrative for footnote 3 indicates that none of the proceeds of the offering will be used to pay legal, accounting or compliance costs. Please explain the addition of legal and accounting costs to the use of proceeds priority table on page 11.

Financial Statements, page 28

Note 7. Subsequent Events, page F-11

> 2. We note your revised subsequent event footnote states you evaluated subsequent events through June 6, 2014, the date of your audit report. Please note ASC 855-10-25-1(a) requires you to evaluate the subsequent events through the date your financial statements were issued or available to be issued. See ASC 855-10-S99-2 for guidance on when financial statements are determined "issued." Please further revise your disclosure to comply with this guidance and disclose the date through which you have evaluated subsequent events as the date the financial statements were issued or available to be issued.

Management discussion and analysis, page 29

Operating Budget for the Fiscal Year Ending April 30, 2015, page 29

> 3. We note your response to comment 17 in our letter dated July 15, 2014. Please revise to disclose the categories of exploration expenses to which you refer and clarify whether the proceeds from the offering will be used exclusively for such exploration expenses.

Significant Employees, page 32

> 4. We note your response to comment 18. Please disclose your response in the prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Myra Moosariparambil, at (202) 551-3796, or Nasreen Mohammed, at (202) 551-3773, if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman, Mining Engineer, at (202) 551-3610 if you have questions regarding the mining engineering comments. Please contact Ronald E. Alper, at (202) 551-3329, or James Lopez, at (202) 551-3536, with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc: Joe Laxague, Esq.